Filed Pursuant to Rule 433

Registration No. 333-195373

April 21, 2014

Medium-Term Notes, Series V

$250,000,000 Floating Rate Senior Notes due April 25, 2019

Final Terms and Conditions

Issuer:	U.S. Bancorp

Note Type:	Senior Medium Term Notes

Ratings*:	A1 / A+ / AA- / AA (Moody’s / S&P / Fitch / DBRS)

Principal Amount:	$250,000,000

Pricing Date:	April 21, 2014

Settlement Date:	April 24, 2014 (T+3)

Maturity Date:	April 25, 2019

Redemption Date:	March 25, 2019

Redemption Terms:

Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. U.S. Bancorp shall provide 10 to 60 calendar days notice of redemption to the registered holder of the note.

Coupon:	3mL + 40 bps

Pricing Benchmark:	3-Month LIBOR (“3mL”)

Reoffer Spread:	+ 40 bps

Price to Public:	100%

Gross Spread:	0.150%

All-In Price:	99.850%

Net Proceeds to Issuer:	$249,625,000

First Coupon Date:	July 25, 2014

Interest Payment Dates:	Quarterly, on the 25th of January, April, July and October

CUSIP:	91159HHJ2

Joint Bookrunners:	Barclays Capital Inc.; Morgan Stanley & Co. LLC; U.S. Bancorp Investments, Inc.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Conflicts of Interest.  The issuer’s affiliate, U.S. Bancorp Investments, Inc., will be participating in sales of the notes.  As such, the offering is being conducted in compliance with the applicable requirements of FINRA Rule 5121.

Notice to Canadian Investors.  The notes are unsecured and are not and will not be savings accounts, deposits, obligations of, or otherwise guaranteed by, U.S. Bank National Association or any other bank.  The Notes do not evidence deposits of U.S. Bank National Association or any other banking affiliate of the Issuer.  The notes are not insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other insurer or governmental agency or instrumentality.  U.S. Bancorp is not regulated as a financial institution in Canada.  However, U.S. Bank National Association’s Canada branch is listed on Schedule III to the Bank Act (Canada) and is subject to regulation by the Office of the Superintendent of Financial Institutions (Canada).  The notes may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.  Any resale of the notes must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Morgan Stanley & Co. LLC at 1-866-718-1649, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.